PROVIDENT™

Provident Financial Holdings, Inc.

June 30, 2004

www. myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2003. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$23.65
52-week range:	$18.75 - $26.00
Shares outstanding	7,091,719 shares
Market cap:	$167.7 million
P/E (ttm):	11.05
EPS (ttm):	$2.14
Annual div & yield:	$0.40 (1.69%)
Div distribution date:	10-Sep-04
Div record date:	17-Aug-04
As of June 30, 2004.	

Provident Financial Holdings, Inc.

Organizational Chart



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp
Real Estate Operations

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Outstanding asset quality
- Largest independent community bank headquartered in Riverside County, California

Provident Financial Holdings, Inc.

PROV Overview

Southern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- ☆ Blythe
- ☆ Canyon Crest, Riverside
- ☆ Corona
- ☆ Corporate Office, Riverside
- ☆ Downtown, Riverside
- ☆ Hemet
- ☆ Moreno Valley
- ☆ Orangecrest, Riverside
- ☆ Rancho Mirage
- ☆ Redlands
- ☆ Sun City
- ☆ Temecula

Loan Offices:

- △ San Clemente
- △ San Diego

Provident Bank Mortgage

Wholesale Office:

- ✦ Rancho Cucamonga

Retail Offices:

- ✦ Call Center, Riverside
- ✦ City of Industry
- ✦ Corona
- ✦ Fullerton
- ✦ Glendora
- ✦ La Quinta
- ✦ Rancho Mirage
- ✦ Riverside
- ✦ Torrance

PROVIDENT
Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- Composed of San Bernardino and Riverside Counties
- Second largest PMSA in California with 3.5 million people at January 1, 2003
- One of the few areas in the country that has enjoyed continued job growth through the nationwide slump
- Private sector job growth averaged 5.7% per year from December 1996 through December 2000 compared to 3.5% for all of California
- Has experienced a 45% increase in manufacturing jobs since 1990, compared to a 20% decline statewide and a 40% decline in Los Angeles County
- While the Inland Empire now accounts for only 17% of Southern California's population, it has consistently accounted for over 30% of new home sales and construction; nearly 50% in the last two years
- Strong growth in the western part, adjacent to Los Angeles and Orange Counties, with ample land available for future growth

Source: Inland Empire Review, November 2003.

Business Strategy

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding
- Deposit mix - transaction accounts vs. CDs

Provident Bank Mortgage

- Loan origination mix - retail vs. wholesale
  purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROVIDENT
Provident Financial Holdings, Inc.

PROV Highlights

Financial Position:	As of 03/31/2003	As of 06/30/2004
Total assets ……………………….	$ 1.18 billion	$ 1.32 billion
Loans held for investment …….	$ 701.9 million	$ 862.5 million
Deposits …………………………..	$ 742.8 million	$ 851.0 million
Equity ………………………………	$ 101.4 million	$ 110.0 million
Tangible equity …………………	$ 101.1 million	$ 109.9 million

Financial Results:	Quarter Ended 03/31/2003	Quarter Ended 06/30/2004
Net income ………………………..	$ 4.6 million	$ 4.3 million
Return on average equity ……..	18.34%	15.47%
Return on average assets …….	1.56%	1.29%
Net interest margin …………….	2.96%	2.95%
Efficiency ratio ………………….	46.94%	48.02%
Total loan originations …………	$ 419.9 million	$ 459.9 million
Provident Bank ………………	$ 36.1 million	$ 72.4 million
Provident Bank Mortgage ….	$ 383.8 million	$ 387.5 million

Provident Financial Holdings, Inc.

Quarterly Net Income



(In millions)
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$4.6
$4.7
$3.6
$3.1
$4.1
$4.3
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments


(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$4.3
$5.0
$3.2
$2.6
$2.7
$4.2
$3.4
$2.9
$2.9
$2.8
$4.4
$3.9
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
Community Banking
Mortgage Banking

Quarterly Net Interest Income


(In millions)
$10.0
$9.5
$9.0
$8.5
$8.0
$7.5
12% C.A.G.R.*
$8.2
$8.4
$8.4
$8.8
$9.6
$9.4
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/03 through 06/30/04.

PROVIDENT
Provident Financial Holdings, Inc.

Non-Interest Income


(In millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$1.8
$4.9
$1.6
$5.2
$1.5
$3.2
$1.4
$2.7
$1.3
$3.6
$1.6
$4.8
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
Gain on Sale of Loans
Other Fees

Operating Expenses



(In millions)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$7.0
$7.2
$7.0
$7.2
$7.0
$7.6
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin


3.10%
3.05%
3.00%
2.95%
2.90%
2.85%
2.80%
2.75%
2.96%
2.91%
2.88%
2.95%
3.09%
2.95%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

G&A to Average Assets



2.40%
2.35%
2.30%
2.25%
2.20%
2.15%
2.10%
2.05%
2.00%
1.95%
2.37%
2.34%
2.30%
2.31%
2.12%
2.28%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Efficiency Ratio



56.00%
54.00%
52.00%
50.00%
48.00%
46.00%
44.00%
42.00%
46.94%
47.27%
53.13%
55.92%
48.12%
48.02%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Return on Average Assets



1.56%
1.54%
1.18%
0.99%
1.25%
1.29%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Return on Average Equity



20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
18.34%
18.19%
13.84%
11.90%
15.33%
15.47%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Diluted Earnings per Share



$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$ -
$0.61
$0.63
$0.49
$0.43
$0.57
$0.60
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Book Value per Share



11% C.A.G.R.*
$16.00
$15.50
$15.00
$14.50
$14.00
$13.50
$13.00
$12.50
$13.60
$13.57
$14.29
$14.26
$14.31
$14.28
$14.55
$14.52
$15.26
$15.24
$15.51
$15.49
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/03 through 06/30/04.

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT Bank™

More like you every day.

![Provident Financial Holdings, Inc.]

Provident Financial Holdings, Inc.

Total Assets



(In millions)
9% C.A.G.R.*
$1,400
$1,350
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,182
$1,262
$1,162
$1,298
$1,374
$1,319
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/03 through 06/30/04.

Provident Financial Holdings, Inc.

Loan to Investment Mix



(In millions)
$1,200
$1,000
$800
$600
$400
$200
$ -
$309
$297
$236
$291
$277
$253
$702
$744
$788
$870
$881
$863
18% C.A.G.R.*
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate of Loans Held for Investment from 03/31/03 through 06/30/04.

Provident Bank Loan Originations ("Preferred Loans")



(In millions)
$80
$70
$60
$50
$40
$30
$20
$10
$ -
$36
$63
$51
$57
$67
$72
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Loan Portfolio Mix

(Loans Held for Investment)

Provident Financial Holdings, Inc.



(In millions)
As of 06/30/2004
$700
$600
$500
$400
$300
$200
$100
$ -
$614
$241
$8
Single-Family
"Preferred Loans"
Other



(In millions)
As of 03/31/2003
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$487
$199
$16
Single-Family
"Preferred Loans"
Other

“Preferred Loans” - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



($ in thousands)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
(Percentage)
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%

	03/03	06/03	09/03	12/03	03/04	06/04
Non-Performing Assets	$1,007	$2,025	$1,415	$2,497	$1,509	$1,085
NPA to Total Assets	0.09%	0.16%	0.12%	0.19%	0.11%	0.08%

PROVIDENT
Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$ -
$313
$311
$432
$368
$291
$463
$244
$273
$518
$357
$253
$557
$385
$281
$564
$325
$290
$561
23% C.A.G.R.*
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

* C.A.G.R. - Compound annual growth rate of Transaction Accounts from the quarter ended 03/31/03 through 06/30/04.

Deposit Composition


(In millions)
As of 06/30/2004
$350
$300
$250
$200
$150
$100
$50
$ -
$290
$349
$124
$47
$41
CD's
Savings
Interest Checking
Money Market
Non-Interest Checking


(In millions)
As of 03/31/2003
$350
$300
$250
$200
$150
$100
$50
$ -
$311
$244
$100
$47
$41
CD's
Savings
Interest Checking
Money Market
Non-Interest Checking

PROVIDENT

Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT

Bank Mortgage™

Faster funded home loans.

Provident Bank Mortgage Loan Originations



(In millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$302
$82
$390
$93
$343
$126
$189
$138
$247
$71
$314
$74
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

PBM Purchase vs. Refinance


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	03/03	06/03	09/03	12/03	03/04	06/04
Refinance	62%	61%	55%	38%	47%	42%
Purchase	38%	39%	45%	62%	53%	58%

(Quarter Ended)

Provident Financial Holdings, Inc.

PBM Retail vs. Wholesale


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Wholesale (%)
Retail (%)

	03/03	06/03	09/03	12/03	03/04	06/04
Wholesale	59%	56%	57%	66%	59%	61%
Retail	41%	44%	43%	34%	41%	39%

(Quarter Ended)

"Low Margin" vs. "High Margin" Products


(In millions)
$350
$300
$250
$200
$150
$100
$50
$ -
$250
$52
$317
$73
$279
$64
$121
$68
$127
$120
$126
$188
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
"Low Margin" Products
"High Margin" Products

Provident Financial Holdings, Inc.

Gain on Sale Margin



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.42%
1.29%
1.14%
1.54%
1.17%
1.54%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



(In millions)
$110
$108
$106
$104
$102
$100
$98
$96
$101
$107
$102
$105
$110
$110
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Share Repurchase Program



400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
(# of Shares)

	03/03	06/03	09/03	12/03	03/04	06/04
Shares Repurchased	227,700	22,500	371,100	0	25,000	116,669
Average Cost per Share	$18.59	$20.03	$20.15	$0.00	$23.65	$24.03

(Quarter Ended)

Cash Dividend per Share


$0.10
$0.09
$0.08
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$ -
$0.03
$0.03
$0.07
$0.07
$0.10
$0.10
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Consolidated Capital Ratio



9.00%
8.80%
8.60%
8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
8.58%
8.55%
8.47%
8.45%
8.81%
8.80%
8.10%
8.09%
8.00%
7.99%
8.34%
8.33%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio



Tier 1 Core Capital Ratio
7.40%
7.20%
7.00%
6.80%
6.60%
6.40%
6.20%
6.00%
6.63%
6.50%
7.24%
6.62%
6.43%
6.90%
03/03
06/03
09/03
12/03
03/04
06/04
(Quarter Ended)

Provident Financial Holdings, Inc.

Stock Performance


$160
$150
$140
$130
$120
$110
$100
$90
$80

	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Mar 2004	May 2004
PROV	$100	$107	$111	$114	$139	$150	$144
Nasdaq Bank Index	$100	$97	$110	$115	$129	$131	$128
Nasdaq Stock Index	$100	$101	$121	$134	$150	$148	$148

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on December 31, 2002 and that all dividends were reinvested.

PROVIDENT

Provident Financial Holdings, Inc.

PROV

NASDAQ

LISTED

www.myprovident.com